Notice to ASX Rio Tinto reveals maiden Resource at Winu and new discovery 28 July 2020 Rio Tinto has disclosed the maiden Inferred Mineral Resource at the 100% owned Winu copper-gold project and revealed the discovery of a new zone of gold dominant mineralisation approximately 2 km east of the Winu deposit in the Paterson Province of Western Australia. The Inferred Mineral Resource, reported at a 0.2% copper equivalent cutoff, is 503Mt at 0.45% copper equivalent (CuEq). This includes a higher grade component of 188Mt at 0.68% CuEq at a cutoff grade of 0.45% CuEq. Study work to date suggests the copper mineralisation supports the development of a relatively shallow open-pit mine, combined with industry-standard processing technology that is used at other Rio Tinto sites. Drilling continues to refine the overall geometry of the system and controls. The deposit remains open at depth as well as to the north and southeast (Figures 1 to 4). The Winu project team continues to work with local Nyangumarta and Martu Traditional Owners and regulators to progress the agreements and approvals required for any future development. We are targeting first production from Winu in 2023, subject to securing all necessary approvals. The discovery of a new zone of gold dominant mineralisation approximately 2 km east of the Winu deposit, at a prospect called Ngapakarra, as well as a number of other encouraging drilling results in close proximity to the maiden Winu Resource, provides further encouragement about the potential for the development of multiple ore bodies within one system. Rio Tinto group executive of Growth & Innovation and Health, Safety & Environment (HSE) Stephen McIntosh, said “We’re taking a more agile and innovative approach at Winu, and are working on the studies for a small- scale, start-up operation focused on Winu’s higher-grade core as we take another step towards commercialising this deposit. We are also assessing options for future expansion in the Paterson region given the extent of mineralisation identified to date and our large land package.” “The additional exploration results reported today support our view that there is potential to develop the Paterson region into a large-scale operation over time through both our 100% owned tenements and joint ventures1. We’ve so far carried out exploration activity in just 2% of our tenements in the region and we’re building on this discovery at Winu with further encouraging results.” Rio Tinto chief executive of Copper & Diamonds, Arnaud Soirat, said “We are very pleased with the progress at Winu as it adds a further option to our strong copper portfolio in a country that is home to many of Rio Tinto’s world class operations.” Winu Maiden Mineral Resource: A full tabulation of the Inferred Mineral Resource based on a notional pit shell is provided in Table A, including a summary of the resource at an elevated copper equivalent cutoff, constrained within the same pit shell. Results reported herein have been prepared in accordance with the reporting requirements set out in the 2012 edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves” (the JORC Code). Details of data collection and resource estimation techniques are provided in Appendix A to this release in accordance with the Table 1 checklist in the JORC Code. 1 Rio Tinto has three Joint Ventures in the Paterson region including the Citadel Joint Venture with Antipa Minerals, the Waukarlycarly Joint Venture with Alloy Resources, and the West Paterson Joint Venture with Carawine Resources. Page 1 of 25

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Table A: Inferred Mineral Resource tabulation for the Winu Project.

	CuEq% Cutoff	Mt	CuEq (%)	Cu (%)	Au (g/t)	Ag (g/t)
Supergene	>=0.2	57	0.56	0.48	0.43	2.68
Hypogene	>=0.2	446	0.43	0.34	0.25	2.09
Total	**>=0.2**	**503**	**0.45**	**0.35**	**0.27**	**2.15**
Supergene	>=0.45	29	0.80	0.66	0.55	3.61
Hypogene	>=0.45	159	0.66	0.53	0.33	3.14
Total	**>=0.45**	**188**	**0.68**	**0.55**	**0.36**	**3.21**

Footnote:
Inferred Mineral Resource is constrained within a notional pit shell and tabulated above at different copper equivalent cutoffs. Copper equivalent is determined using Rio Tinto forward-looking pricing and preliminary metallurgical recovery assumptions.

Figure 1 shows the location of the Winu project. Figure 2 shows a plan with the location of all Winu drill holes used in the resource evaluation. Figure 3 and Figure 4 provide representative cross sections through the Winu orebody.

The deposit has been interpreted as a structurally controlled vein hosted Cu-Au deposit focused on the core of an anticline in Neoproterozoic metasediments. There are multiple vein generations and orientations but the veins are interpreted as being predominantly axial planar. Drilling has been carried out using a combination of diamond and reverse circulation (RC) drilling methods, with sampling predominantly on a 1m sample interval but honouring geological boundaries in the diamond drilled core. Assays have been carried out on half core and split RC samples using a combination of sequential leach assays, full acid digest with AES/MS finish and fire assay for gold.

Estimation has been carried out by ordinary kriging for economic elements and simple kriging for density. Classification has been carried out after consideration of understanding of geological genesis model, assay and drilling quality and confidence in estimation parameters. In addition, estimation confidence has been evaluated using a 'two-indicator method' which indicates that an Inferred Mineral Resource classification is applicable to the entire Resource. Drill spacing varies between 75m x 75m in shallower portions of the resource model to 150m x 150m in deeper portions of the orebody.

Reasonable prospects for eventual economic extraction have been assessed through preliminary mining and processing studies that indicate conventional open pit mining and processing routes would be appropriate in the exploitation of the Winu deposit. Reported Inferred Mineral Resources have been constrained within a notional pit shell using Rio Tinto forward looking price assumptions, potential processing routes and recoveries. Additional mineralised material outside of this pit shell is not reported as Inferred Mineral Resources in this release, however studies are ongoing to determine under what conditions these may be considered economic. The lowest cutoff grade reported (0.2% copper equivalent) is the marginal cutoff grade for the notional pit and the higher grade cutoff (0.45% copper equivalent) represents a full economic cutoff. Copper equivalents have been calculated using the formula CuEq = ((Cu%*Cu price 1% per tonne*Cu_recovery)+(Au ppm*Au price per g/t*Au_recovery)+ (Ag ppm*Ag price per g/t*Ag_recovery)) / (Cu price 1 % per tonne). Details of recoveries are shown on an average basis for varying cutoffs in Appendix A (JORC Table 1).

For the purposes of this resource, reasonable prospects of eventual economic extraction have been demonstrated to a depth of 325 m based on a resource model that utilises assay results captured from a

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combination of 286 reverse circulation (RC) and 104 diamond drill (DD) holes through to the end of 2019 comprising a total of 124,872 m of drilling. Winu Regional Exploration Results: Rio Tinto has discovered multiple new zones of gold dominant mineralisation in proximity to the Winu Mineral Resource. The Ngapakarra prospect (pronounced “naba-garra”), is approximately 2 km east of the Winu deposit. The prospect is located within similar metasedimentary rocks to the nearby Winu deposit. Results have identified high-grade vein-hosted fine-grained gold and associated mineralisation within stacked, sub-vertical vein sets that extend from a shallow depth beneath the cover sequence. The mineralisation remains open in all directions and at depth. A selection of the best gold intercepts to date include: . MONT0003: 23 m @ 4.53 g/t Au, from 120 m, including 0.75 m @ 97.1 g/t Au from 129 m . MONT0003: 2.88 m @ 33.3 g/t Au, from 163 m . MONT0003: 25 m @ 4.87 g/t Au, from 349 m, including 1 m @ 83.5 g/t Au from 352 m. Drilling on this prospect is at an early stage and additional exploration will be conducted at Ngapakarra throughout 2020 to further understand the mineralisation. In addition to Ngapakarra, three widely-spaced RC holes have been drilled immediately to the east of the Winu Mineral Resource envelope. One of these has intersected significant thicknesses of vein and breccia hosted high-grade gold mineralisation. Drillhole WINU0609 intersected 58 m @ 4.73 g/t Au from 231 m, including 10 m @ 11.5 g/t Au (from 243 m) and 6 m @ 21.3 g/t Au (from 263 m). All exploration activity has continued in parallel with sterilisation drilling to assist with the selection and design of appropriate areas for mining and infrastructure facilities. A total of 38 RC drillholes have been completed for sterilisation purposes. Data is provided for four diamond drill holes and eighty reverse circulation (RC) drill holes. Significant intercepts from the reported drilling are set out in Table B. Drillhole details are included in Annexure 1 to Appendix B to this release in accordance with the Table 1 checklist in the 2012 edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves” (the JORC Code). The early stage exploration detailed in this report does not allow sufficient understanding to assess the potential size or quality of the mineralisation nor to enable estimation of a Mineral Resource. Figure 1 shows the location of the Winu project and Ngapakarra prospect. Figure 5 is a plan of all drill holes included in the Exploration Results reported in this release and Figure 6 provides a representative cross section through Ngapakarra. Page 3 of 25

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Table B: Significant mineralised drill hole intercepts with >0.5 g/t Au. Minimum interval length is 10 m and maximum dilution allowed is 10 m.

Drill hole	Down hole (m)		Down hole length (m)	Gold (Au g/t)	Copper (Cu %)	Silver (Ag g/t)
	From	To				
MONT0001	294	312	18	0.52	0.14	0.36
MONT0001	360.3	379	18.7	1.47	0.12	0.46
MONT0003	65	104	39	0.87	0.09	0.53
MONT0003	120	143	23	4.53	0.10	0.52
MONT0003	185	202	17	0.78	0.10	0.25
MONT0003	274	333	59	0.99	0.21	0.67
MONT0003	349	374	25	4.87	0.43	1.46
MONT0004	266	310	44	0.58	0.16	0.46
MONT0004	355	374	19	1.62	0.44	1.72
WIDI0001	115	143	28	0.92	0.04	0.14
WIDI0001	168	178	10	0.76	0.03	0.10
WINU0498	112	137	25	5.81	0.31	1.45
WINU0498	176	229	53	1.39	0.21	0.78
WINU0504	185	202	17	0.98	0.09	0.36
WINU0504	227	251	24	0.66	0.04	0.14
WINU0540	145	160	15	0.61	0.12	0.49
WINU0541	193	204	11	0.84	0.19	0.75
WINU0541	227	238	11	0.57	0.17	0.49
WINU0543	185	207	22	0.93	0.10	0.48
WINU0609	58	72	14	0.79	0.08	0.32
WINU0609	231	289	58	4.73	0.35	1.31

Footnote:
All drillholes listed in Annexure 1 that don't occur in the above table did not contain mineralised intercepts meeting the >0.5 g/t Au, 10 m minimum interval length, and 10 m maximum dilution criteria. Many of these unmineralised drillholes were drilled for sterilisation purposes.

Competent Persons Statement

The information in this report that relates to Mineral Resources and Exploration Results is based on information compiled under the supervision of Dr Julian Verbeek who is a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM) and has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity to which he is undertaking to qualify as a competent person as defined in the 2012 edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".

Dr Julian Verbeek is a full-time employee of Rio Tinto and consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

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Figure 1: Location map of the Winu project and Ngapakarra Page 5 of 25

Figure 2: Drill hole collar location plan for all Winu holes used in the resource evaluation. Cross section line location is indicated. Selected drillholes are labelled as a reference to allow for comparison with the previous release. Page 6 of 25

Figure 3: Cross section through the Winu orebody showing the geological model and copper assay intercepts. Figure 4: Representative cross-section through the Winu mineralisation model. Footnote: Not all of the mineralisation shown is considered to have the potential for economic extraction; only that subset that is considered potentially economic is tabulated as Inferred Mineral Resource. Page 7 of 25

Figure 5: Drill hole collar location plan for all drillholes reported for regional Exploration Results reported in this release. Cross section line location is indicated. All drill hole numbers not prefixed are WINU* series. Page 8 of 25

Figure 6: Cross section through Ngapakarra showing the geological model and gold-copper-silver assay intercepts. Page 9 of 25

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Appendix A: Winu Maiden Resource Project: JORC Table 1

The following table provides a summary of important assessment and reporting criteria used at the Winu Project for the reporting of Mineral Resources in accordance with the Table 1 checklist in *The Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2012 Edition)*. Criteria in each section apply to all preceding and succeeding sections.

SECTION 1 SAMPLING TECHNIQUES AND DATA

Criteria	Commentary
Sampling techniques	• Samples are obtained using both reverse circulation (RC) and diamond drilling. Reverse circulation drilling samples were collected from a cone split on the cyclone on a 1m interval. The sample consisted of 10% of the drilled metre and its weight varied from 2 to 5 kg. Heavy samples were split manually using a single tier riffle splitter to produce a manageable sample weight. PQ was drilled on a 1.5m run and HQ diamond core was drilled on a 3m run. The core was cut using an automated core-cutter and a half core sample was collected on 1m intervals. Drilling has been carried out under Rio Tinto supervision by experienced drilling contractors.
Drilling techniques	• The drilling consisted of reverse circulation with face sampling bit and triple tubed diamond drilling from surface. • The drill holes were generally cased to 30 m progressing from PQ to HQ at 160 m on average; however, exact depths vary from hole to hole. • Most drilling is oriented approximately east to west with DD at approximately -60° ; some west to east scissor holes and north-south oriented DD holes have also been drilled. RC holes are east to west at -85°. • The core was oriented using an ACT III RD tool. At the end of each run, the low side of the core was marked by the drillers and this was used at the site for marking the whole drill core with a reference line.
Drill sample recovery	• Core recovery was measured and recorded continuously from the start of core drilling to the end of the hole for each drill hole. The end of each run of 1.5m or 3m length was marked by a core block which provided the depth, the core drilled and the core recovered. Generally the core recovery was >99%. • RC samples were weighed upon arrival at the laboratory. Sample weights were reviewed to identify any potential loss. Loss of RC sample below the water table has been identified and as a result, sample intervals captured below the water table have been excluded from the database used to estimate the resource.
Logging	• Detailed descriptions of core were logged qualitatively for lithological composition and texture, structures, veining, alteration and copper speciation. Visual percentage estimates were made for some minerals, including sulphides. • Structural and geotechnical measurements were recorded. • All the DD drilled holes were logged before sampling. • All recovered core is logged in detail. • The core was photographed both dry and wet inside the core trays. • The logging of the RC chips was done after sieving and washing of the material collected from the cyclone. • All logging information is uploaded into an acQuire database.
Sub-sampling techniques and sample preparation	• PQ (85mm) and HQ (63.5mm) diamond core was sawn into two, and half was collected in a bag and submitted for analysis, the other half was kept in the tray and stored. The core was sampled at 1m intervals with breaks for major geological changes. Intervals generally range from 0.5 m to 1 m. • The diamond half core and RC samples were sent to an ALS Limited laboratory, where they were dried and crushed to 70% passing 2 mm and then split using a rotary splitter to produce

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Criteria Commentary a 750 g sub-sample. The crushed sub-sample was pulverised with 85% passing 75 μm using a LM2 mill and a 100 g pulp was then subsampled for ICP and 30 to 50 g for fire assay.  A portion of the 2 mm sized material was used for VNIR/SWIR spectral readings, which were sent to AusSpec International for interpretation.  Sample sizes are considered appropriate for the style of mineralisation. Quality of assay  All samples were submitted to an ALS Limited laboratory in Perth. data and  51 elements were analysed using 4-acid digestion followed by ICP-OES/MS measurements, laboratory tests including qualitative Au, Pt and Pd.  30 to 50 g of sample were used for Au analysis by fire assay with AAS finish.  Portable XRF analysis on pulp for Cr, Nb, S, Si, Ta, Ti, Y and Zr was done using a Delta and Vanta Olympus instrument.  Quality control samples consisted of field duplicates (1:20), crush duplicates (1:20), pulp duplicates (1:20), blanks (1:20) and certified reference materials (3:100). All the results are checked in the acQuire database before being used, and the analysed batches are continuously reviewed to ensure they are performing within acceptable accuracy and precision limits for the style of mineralisation. Any failures during this quality control process requires the batch to be re-analysed prior to acceptance into the database. Verification of  All the sample intervals were visually verified using high quality core photography through sampling and Imago, and some selected samples were taken inside the mineralised interval for optical and assaying petrographic microscopy by qualified petrographers.  No adjustment was made to the assay data that are electronically uploaded from the laboratory to the database.  The drill core logging data is managed by a computerised system and strict validation steps were followed.  The data are stored in a secured database with restricted access.  Within the Winu drilling area, a total of 23 sets of twin holes have been drilled and assayed consisting of 6 sets of DD/DD, 14 sets DD/RC and 3 sets RC/RC. A study of any bias between the different drilling methods is currently underway.  A systematic analysis of duplicate samples was carried out at each stage of sampling including field, crush and pulp duplicates. The results from the duplicates were within acceptable range for this type of mineralisation and the classification of the resource. The results from blanks did not indicate contamination during the laboratory procedure.  Documentation of primary data, data entry procedures, data verification and data storage protocols have all been validated by a third-party audit. Location of data  Drill hole collar locations were surveyed after drilling utilising a handheld Garmin GPS with an points accuracy of 5 m, and on a campaign basis by an independent survey contractor using a Leica Viva GS15 GNSS base and rover system operating in RTK mode to a stated accuracy of +/- 20 mm.  The topography is relatively flat with average elevation of 240 m.  The data for the collars are provided in the Geocentric Datum of Australia (GDA94 zone 51).  Downhole surveys were completed every 10, 25 or 50 m using a Reflex EZ Gyro or Reflex SPRINT-IQ. Some RC drill holes could not be completely surveyed due to downhole blockages. Data spacing  At Winu, the diamond drill hole spacing is 130 to 150 m across strike by 150 m or 300 m and distribution along strike (between lines). The reverse circulation drill hole spacing is on a 75 m by 75 m grid with over 95% of the drilling completed and included in the resource estimation.  A reverse circulation grade variability cross at 25 m spacing was completed at Winu as a part of the drilling included in this report.  At Winu, the current drilling provides sufficient information to support an Inferred Mineral Resource for a significant portion of the mineralised body.  At Winu, the mineralisation is still open to the north, southeast and at depth and further Page 11 of 25

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Criteria	Commentary
	drilling is planned to explore these zones in 2020. • Downhole compositing of drillhole samples intervals for grade estimation purposes is discussed in section 3.
Orientation of data in relation to geological structure	• At Winu, the majority of the drilling is orientated to the west, perpendicular to the main structural NNW trend; however there are multiple mineralisation events and data collection and interpretation to understand the geological structures and controls on mineralisation is ongoing.
Sample security	• Samples in calico bags are stored on site in enclosed stillages and transported via road on trucks from the site to an ALS Limited laboratory in Perth via Port Hedland. • Sample numbers were generated directly from the database. • Each sample was given a barcode at the laboratory and the laboratory reconciled the received sample list with physical samples. Barcode readers were used at the different stages of the analytical process. • The laboratory uses a LIMS system that further ensures the integrity of the results. • All sample pulps are stored in a secure warehouse facility.
Audits or reviews	• The database containing the Winu data has been independently checked by a third party in August 2019 and shown to be accurate.

SECTION 2 REPORTING OF EXPLORATION RESULTS

Criteria	Commentary
Mineral tenement and land tenure status	• All Rio Tinto Exploration tenements are kept with respect to the legislation in terms of obligations including minimum expenditure. This project is located within Exploration Licence E45/4833, which is 100% owned by Rio Tinto and expires on the 12th of October 2022.
Exploration done by other parties	• No exploration has been carried out in the Winu area prior to Rio Tinto work in 2016.
Geology	• The prospect is located on the Anketell Shelf of the Yeneena Basin, a Neoproterozoic sequence of metasedimentary rocks and granitoids that is entirely covered by Phanerozoic sediments (mostly Permian) that range from 50-100 m thick in the Winu area. • The main lithologies intercepted by the current drilling at Winu include metasedimentary rocks (quartzites, metasandstones, metasiltstones and metapelites), unmetamorphosed sedimentary cover rocks (conglomerates, gritstones, arkoses and mudstones) and dolerite. Host rocks to copper-gold mineralisation are fine to medium-grained subarkosic metasandstones and biotite-rich metasiltstones. • The mineralisation is predominantly vein and breccia controlled chalcopyrite and chalcocite with associated pyrite, pyrrhotite, molybdenite, bornite, scheelite, bismuthinite and wolframite. Several generations of veins and breccias are identified and characterised by different mineralogical assemblages and textures. The main mineralisation event is associated with quartz-K-feldspar-sulphide and sulphide-carbonate veins with dominantly K-feldspar, muscovite, biotite and/or chlorite wallrock alteration. • Primary sulphide mineralisation is overlain by a supergene blanket containing secondary copper minerals as well as native copper in places.

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Criteria	Commentary
Drill hole information	• Summary of drilling used for the Winu mineral resource estimate: Drill type / Number of holes / Total metres RC / 286 / 68,088 DD / 104 / 56,784 **Total** / **390** / **124,872**
Data aggregation methods	• Previous public reports on Winu exploration results ("Rio Tinto Exploration Update – copper-gold mineralisation discovered in the Paterson Province in the far east Pilbara region of Western Australia" released to ASX on 27 February 2019; "Rio Tinto Exploration Update – Winu Project", released to ASX on 6 June 2019; "Rio Tinto Exploration Update – Winu Project", released to the ASX on 1 August 2019) have reported intersections in an aggregated form. No further detailed drill results are reported in this release. • All assay data used in the Winu mineral resource estimate have been composited to 2m by geology domain for resource modelling and estimation.
Relationship between mineralisation widths and intercept lengths	• Previous public releases for Winu have reported intersections as apparent widths. No further drilling results for Winu are included in this release.
Diagrams	• Plans are included in the release as below: • Location map (Figure 1), Winu drill hole collar plan (Figure 2), Winu cross section (Figure 3), Winu cross section with the resource model (Figure 4). Not all holes shown on Figure 2 are labelled. Those that are allow comparison with the 1 August 2019 release of exploration results.
Balanced reporting	• This is the fourth public release for the Winu deposit. Drilling is ongoing and further updates will be released at an appropriate time. No additional drillhole information for Winu is included in this release.
Other substantive exploration data	• Specific gravity measurements were taken on 20 cm lengths of solid core every 20 m, representing different lithologies and mineralised intervals. The measurement used the hydrostatic/gravimetric method (Archimedes Principle of buoyancy). • Hyperspectral and high-resolution core imagery is being collected using a CoreScan Hyperspectral Core Imager. Whole core is imaged at Winu prior to sample cutting, where possible. Historical Winu core from 2018 and 2019 is imaged as half core. • Magnetic susceptibility was measured for each sample using KT-10 (kappameter) instrument. • Geophysical surveys were carried out over the deposit area including airborne electromagnetics, ground gravity, induced polarisation/resistivity, passive seismic, and downhole density, gamma, conductivity, resistivity, induced polarisation, magnetic susceptibility, and optical and acoustic televiewer. • At Winu, geometallurgical characterisation has been conducted on numerous holes since the project commenced and has informed an early understanding of the potential metal recovery. This work is continuing throughout 2020. • LiDAR imagery was acquired to help in better planning and reporting of the exploration programme.
Further work	• Rio Tinto will continue to evaluate and interpret the results from the 2020 work programme at Winu. • The results presented here indicate the mineralisation is not closed off by the drilling

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Criteria Commentary performed to date.  Drilling at Winu is ongoing to define the extents of the mineralisation and to provide increased confidence in a potential initial mining area.  Metallurgical test work is ongoing.  Geotechnical drilling and logging is ongoing.  Installing water bores and water monitoring points is ongoing.  In addition to the ongoing work at Winu, Rio Tinto is conducting exploration within the broader Paterson Province on its wholly owned licences and joint venture licences during 2020. SECTION 3 ESTIMATION AND REPORTING OF MINERAL RESOURCES Criteria Commentary Database  All drilling data is stored in the Rio Tinto Exploration acQuire™ drillhole database. The system is integrity backed up daily to a server based in Perth.  All data is transferred electronically and is checked prior to upload to the database.  In-built validation tools are used in the acQuire™ database and data loggers are used to minimise keystroke errors, flag potential errors and validate against internal library codes. Data that is found to be in error is investigated and corrected where possible. If the data cannot be corrected it is removed from the data set used for resource modelling and estimation. Routine checks of raw assay data against the database have been implemented.  Drillhole collars are visually validated and compared to planned locations. Downhole trends and sectional trends are validated and outliers checked. Statistical analysis of assay results by geology domains are checked for trends and outliers. Ongoing comparison with earlier work is undertaken.  The drillhole database used for the resource estimation has been validated. Methods included checking of QAQC data, extreme values, zero values, negative values, possible miscoded data based on location within a geology domain and assay value, sample overlaps, and inconsistencies in length of drillhole surveyed, length of drillhole logged and sampled and sample size at laboratory. RC sample intervals below the water table have been removed from the resource estimation. Site Visits  The Competent Person visited the Winu site in Q3 2018 and observed diamond drilling underway and examined diamond drilled cores. He has remained closely linked with the site team and has used remote logging facilities (core photographs and virtual logging) to remain familiar with mineralisation styles. Geological  The geology of the deposit has been interpreted entirely on the basis of drill cores, RC chips and interpretation analyses. The orebody is not yet exposed. Nevertheless, the sequences of cover, supergene zones and hypogene zones are well defined albeit at the scale of the drill grid. Details of geology are discussed in Section 2.  It is likely that the supergene zones will be more variable at short range.  Within the hypogene zone, no geological controls have been used in the estimation; differentiation of estimated grades within the hypogene, with the exception of a mafic dyke, are controlled only by geostatistics. The model uses a broad grade shell to limit extrapolation into areas of low data density.  The geological genesis model for Winu is that the primary mineralisation is contained in veins of various orientations, focused along the axial plane of an antiform which dips steeply towards the ENE.  Some stratigraphy-parallel veins that crosscut the axial planar fabric have been identified and these appear to be more common on the limbs of the antiform.  Primary mineralisation is remobilised into supergene zones that are discordant to the axial planar fabric.  Grade continuity within the broader mineralised zone is good, but on a small scale the veins are Page 14 of 25

Criteria Commentary considered to be discontinuous resulting in high short range variability. Dimensions  The Winu deposit strikes approximately NNW/SSE with a strike extent of 2,700m and width of approximately 400m in the main hypogene mineralisation, and up to 700m in the supergene mineralisation. Mineralisation starts approximately 80m below surface. Estimation and  Estimation technique for Cu, Au, Ag, and Bi is ordinary kriging. Density is estimated by simple modelling kriging. A resource grade shell defining the limits of typical mineralization (~0.2% Cu) is designed techniques to limit extrapolation into low mineralisation areas and areas with low sample density.  Thorough exploratory data analysis was conducted to generate domains, evaluate domain boundary conditions, establish variogram models, and define interpolation parameters and maximum distance of extrapolation.  A nested search routine of 4 passes is constructed for each domain and all variables. The searches are based on ranges at increasing proportions of the sill with the final pass (4) at the full range of the variogram.  High grade “outliers” are identified based on grade within relevant domains. These outliers are not cut but are restricted to use within a specified ellipse. These outliers are established through cumulative frequency plots and occur at >98% of the cumulative distribution respective to estimation domains, representing less than 1% of the data overall.  Drill spacing above approximately 250 m below surface is a mixture of diamond drilling and RC drilling resulting in a nominal 75 x 75 m drilling grid. Below this depth the drilling method is diamond drilling only and the drilling grid is approximately 150 x 150 m.  Maximum nominal drill spacing (use of 3 drillholes) for Cu and Au estimation is 160 m from sample support within the Inferred Resource.  Block models are constructed using sub-cells to respect the detailed geological modelling. 45 m (x) by 45 m (y) by 5 m (z) parent cell assignment is used for grade estimation; all sub-blocks of the same domain within a parent block have the same grade estimate and are estimated at the parent cell’s block centroid.  Estimation is completed with Vulcan software.  Fundamental validation is through testing against composite statistics and a nearest neighbour estimate by grade profile (swath) plot. Additionally, models are compared to previous iterations, and section analysis is completed of estimates vs composite assays.  A number of preliminary estimates have been prepared as data has progressively become available and these have been subject to internal peer reviews and high level external consultant reviews. An independent resource estimate has also been prepared as a check. All these estimates are very similar in terms of global grades but tonnages have progressively increased with the addition of new drilling. The resource is presented on the basis of in situ metal grades at a copper equivalent (CuEq) cutoff. The CuEq is calculated using recoveries based on preliminary metallurgical processing studies. Only Cu, Au and Ag are considered in the metal equivalent calculation. Commodity prices used in the metal equivalent calculation are considered commercially sensitive. Forward looking prices have been used in accordance with forecasts prepared by Rio Tinto’s marketing and economics department  Only bismuth has been estimated as a deleterious element but this is not presented as part of the Inferred Mineral Resource. Acid generating potential has been evaluated by testwork in preliminary studies but this has not been estimated in the resource model.  The variables have been estimated independently. Correlation between Cu and Au is low. Correlation between Cu and Ag and Au and Bi are higher, but they have still been estimated independently. Geological domains have been used to control estimation within the supergene zones. Within the hypogene zone the only distinction that has been made is between Proterozoic metasediments and mafic dykes. Moisture  All tonnages and grades are presented on a dry basis. Cutoff  The cutoff parameters used as the basis of this resource are on a copper equivalent basis. Parameters  Average grades for the individual metals included in the metal equivalent calculation are shown in the Mineral Resource tabulations. Page 15 of 25

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Criteria	Commentary

- Metal prices used are provided by Rio Tinto Economics and are generated based on industry capacity analysis, global commodity consumption and economic growth trends. A single long term price point is used in the definition of ore and waste and in the financial evaluations underpinning the resources statement. The detail of this process and of the price points selected are commercially sensitive and are not disclosed.
- Average recoveries across major domains are as follows (rounded). They are derived from metallurgical testwork and detailed mineralogy carried out on dedicated metallurgical drillholes.

	CuEq% Cutoff	Average Recovery (%)		
		Cu	Au	Ag
Supergene	>=0.2	74	63	57
Hypogene	>=0.2	95	63	51
	CuEq% Cutoff	Recovery (%)		
		Cu	Au	Ag
Supergene	>=0.45	82	62	61
Hypogene	>=0.45	95	63	50

- It is the company's opinion that all the elements included in the metal equivalent calculation have a reasonable potential to be recovered and sold.
- CuEq = ((Cu%*Cu price 1% per tonne*Cu_recovery)+(Au ppm*Au price per g/t*Au_recovery)+ (Ag ppm*Ag price per g/t*Ag_recovery)) / (Cu price 1 % per tonne)

Mining factors or assumptions

- Surface mining is the most likely method to be used in the extraction of this orebody. Mining assumptions were based on bench marking from other Rio Tinto surface mining operations.
- Reasonable prospects of eventual economic extraction have been determined through assessment of the model at scoping study level using pit optimisation, strategic scheduling through to an initial financial model.

Metallurgical factors or assumptions

- The basis for predictions of metallurgical performance is comminution and flotation test work conducted on samples composited from individual geometallurgical zones within several individual drill holes. Preliminary studies indicate that the mineralisation is amenable to processing through conventional crushing, grinding, and flotation circuits, with gold recovery improved by inclusion of a gravity circuit. More detailed metallurgical test work is planned.

Environmental factors or assumptions

- Waste disposal will be via surface landforms that will be rehabilitated at the end of mine life. Process tailings will be stored in surface tailings dams. This has been factored into the closure cost estimates.

Bulk Density

- Bulk density has been determined using Archimedes Principle within polythene bags to provide both wet and dry densities. Bulk density has been interpolated using simple kriging within geological domains.

Classification

- This entire resource is classified as Inferred Mineral Resource. Classification has taken into account confidence in drillhole sampling, QA/QC including standards, blanks and repeat samples, confidence in the understanding of the controls on mineralisation and interpretation of the geological model and estimation parameters. Only mineralisation that is considered to have Reasonable Prospects of Eventual Economic Extraction (RPEEE) has been reported as Inferred Mineral Resource in this release.

Page 16 of 25

RioTinto

Criteria	Commentary
	• The geological and resource models include significant additional mineralisation that does not currently meet the requirements of RPEEE or has very low drilling density. Studies and infill drilling are ongoing to determine whether there are scenarios under which the additional mineralisation could be economically extracted. • This classification is in accordance with the view of the Competent Person.
Audits and Reviews	• There are no formal external audits for this resource but reference is made to consistent preliminary estimates and an independent estimate above.
Discussion of relative accuracy/ confidence	• The level of accuracy of the resource estimation has been estimated using the 'two indicator' method of Dr Harry Parker which suggests that the error in the estimate (on the basis of contained metal) exceeds 15% at 90% confidence for a mining block equivalent to one year's production. This is consistent with an Inferred Mineral Resource classification.
Maiden Inferred Mineral Resources	(see table and footnote below)

	CuEq% Cutoff	Mt	CuEq (%)	Cu (%)	Au (g/t)	Ag (g/t)
Supergene	>=0.2	57	0.56	0.48	0.43	2.68
Hypogene	>=0.2	446	0.43	0.34	0.25	2.09
Total	**>=0.2**	**503**	**0.45**	**0.35**	**0.27**	**2.15**
Supergene	>=0.45	29	0.80	0.66	0.55	3.61
Hypogene	>=0.45	159	0.66	0.53	0.33	3.14
Total	**>=0.45**	**188**	**0.68**	**0.55**	**0.36**	**3.21**

Footnote:
Inferred Mineral Resource is constrained within a notional pit shell and tabulated above different copper equivalent cutoffs. Copper equivalent is determined using Rio Tinto forward-looking pricing and preliminary metallurgical recovery assumptions.

Page 17 of 25

Appendix B: Winu Regional Drilling - JORC Table 1 The following table provides a summary of important assessment and reporting criteria used for the Winu Regional Drilling for the reporting of Exploration Results in accordance with the Table 1 checklist in The Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2012 Edition). Criteria in each section apply to all preceding and succeeding sections. SECTION 1 SAMPLING TECHNIQUES AND DATA Criteria Commentary Sampling  Samples are obtained using both reverse circulation (RC) and diamond drilling (DD). techniques  Exploration RC drilling samples were collected from a cone split on the cyclone on a 1m interval. The sample consisted of 12% of the drilled metre and its weight varied from 2 to 5 kg. Heavy samples were split manually using a single tier riffle splitter to produce a manageable sample weight.  Sterilisation RC drilling samples were collected from a cone split on the cyclone on a 2m interval. The sample consisted of 8% of the drilled 2m interval and its weight varied from 3 to 6 kg. Heavy samples were split manually using a single tier riffle splitter to produce a manageable sample weight.  PQ was drilled on a 1.5m run and HQ diamond core was drilled on a 3m run. The core was cut using an automated core-cutter and a half core sample was collected on 1m intervals. Drilling has been carried out under Rio Tinto supervision by experienced drilling contractors. Drilling  The drilling consisted of reverse circulation with face sampling bit and triple tubed diamond techniques drilling from surface.  The diamond drill holes were generally cased to 30m progressing from PQ to HQ at 160m on average; however, exact depths vary from hole to hole.  Most drilling at the Ngapakarra prospect is oriented approximately to the northeast with DD at approximately -60° and some RC at approximately -70°, with all other exploration RC holes at - 85°. RC holes drilled for sterilisation purposes are east to west at -85°.  The core was oriented using an ACT III RD tool. At the end of each run, the low side of the core was marked by the drillers and this was used at the site for marking the whole drill core with a reference line. Drill sample  Core recovery was measured and recorded continuously from the start of core drilling to the end recovery of the hole for each drill hole. The end of each run of 1.5m or 3m length was marked by a core block which provided the depth, the core drilled and the core recovered. Generally the core recovery was >99%.  RC samples were weighed upon arrival at the laboratory. Sample weights were reviewed to identify any potential loss. Logging  Detailed descriptions of core were logged qualitatively for lithological composition and texture, structures, veining, alteration and copper speciation. Visual percentage estimates were made for some minerals, including sulphides.  Structural and geotechnical measurements were recorded.  All the DD drilled holes were logged before sampling.  All recovered core is logged in detail.  The core was photographed both dry and wet inside the core trays.  The logging of the RC chips was done after sieving and washing of the material collected from the cyclone.  All logging information is uploaded into an acQuireTM database. Sub-sampling  PQ (85mm) and HQ (63.5mm) diamond core was sawn into two, and half was collected in a bag techniques and and submitted for analysis, the other half was kept in the tray and stored. The core was sampled at 1m intervals with breaks for major geological changes. Intervals generally range from 0.5 m to 1 m. Page 18 of 25

RioTinto

Criteria	Commentary
sample preparation	• The diamond half core and RC samples were sent to an ALS Limited laboratory, where they were dried and crushed to 70% passing 2 mm and then split using a rotary splitter to produce a 750 g sub-sample. The crushed sub-sample was pulverised with 85% passing 75 µm using a LM2 mill and a 100 g pulp was then subsampled for ICP and 30 to 50 g for fire assay. • A portion of the 2 mm sized material was used for VNIR/SWIR spectral readings, which were sent to AusSpec International for interpretation. • Sample sizes are considered appropriate for the style of mineralisation.
Quality of assay data and laboratory tests	• All samples were submitted to an ALS Limited laboratory in Perth. • 51 elements were analysed using 4-acid digestion followed by ICP-OES/MS measurements, including qualitative Au, Pt and Pd. • 30 to 50 g of sample were used for Au analysis by fire assay with AAS finish. • Portable XRF analysis on pulp for Cr, Nb, S, Si, Ta, Ti, Y and Zr was done using a Delta and Vanta Olympus instrument. • Quality control samples consisted of field duplicates (1:20), crush duplicates (1:20), pulp duplicates (1:20), blanks (1:20) and certified reference materials (3:100). All the results are checked in the acQuire database before being used, and the analysed batches are continuously reviewed to ensure they are performing within acceptable accuracy and precision limits for the style of mineralisation. Any failures during this quality control process requires the batch to be re-analysed prior to acceptance into the database.
Verification of sampling and assaying	• All the sample intervals were visually verified using high quality core photography through Imago, and some selected samples were taken inside the mineralised interval for optical and petrographic microscopy by qualified petrographers. • No adjustment was made to the assay data that are electronically uploaded from the laboratory to the database. • The drill core logging data is managed by a computerised system and strict validation steps were followed. • The data are stored in a secured database with restricted access. A systematic analysis of duplicate samples was carried out at each stage of sampling including field, crush and pulp duplicates. The results from the duplicates were within acceptable range for this type of mineralisation. The results from blanks did not indicate contamination during the laboratory procedure.
Location of data points	• Drill hole collar locations were surveyed after drilling utilising a handheld Garmin GPS with an accuracy of 5 m, or on a campaign basis by an independent survey contractor using a Leica Viva GS15 GNSS base and rover system operating in RTK mode to a stated accuracy of +/- 20 mm. • The topography is relatively flat with average elevation of 240 m. • The data for the collars are provided in the Geocentric Datum of Australia (GDA94 zone 51). • Downhole surveys on all drillholes were completed every 10, 25 or 50 m using a Reflex EZ Gyro or Reflex SPRINT-IQ. Some RC drill holes could not be completely surveyed due to downhole blockages.
Data spacing and distribution	• At Ngapakarra, the reverse circulation drill hole spacing is 200 m by 200 m with some closer spaced 100 m by 100 m drilling. Only four diamond drill holes have been completed and do not currently conform to a grid. • The current drilling does not provide sufficient information for estimation of a Mineral Resource. • The true extents of the intercepted mineralisation at Ngapakarra are unknown and drilling to define the extents will continue during 2020. • Data aggregation of samples is discussed in Section 2.
Orientation of data in relation	• Diamond drilling is mainly orientated perpendicular to the main structural trend of the mineralisation; however, there is insufficient data to confirm the geological model.

Page 19 of 25

RioTinto

Criteria	Commentary
to geological structure	
Sample security	• Samples in calico bags are stored on site in enclosed stillages and transported via road on trucks from the site to an ALS Limited laboratory in Perth via Port Hedland. • Sample numbers were generated directly from the database. • Each sample was given a barcode at the laboratory and the laboratory reconciled the received sample list with physical samples. Barcode readers were used at the different stages of the analytical process. • The laboratory uses a LIMS system that further ensures the integrity of the results. • All sample pulps are stored in a secure warehouse facility.
Audits or reviews	• No external audits have been performed due to the early stage of this exploration.

SECTION 2 REPORTING OF EXPLORATION RESULTS

Criteria	Commentary
Mineral tenement and land tenure status	• All Rio Tinto Exploration tenements are kept with respect to the legislation in terms of obligations including minimum expenditure. This project is located within Exploration Licence E45/4833, which is 100% owned by Rio Tinto and expires on the 12th of October 2022.
Exploration done by other parties	• No exploration has been carried out in the Winu area prior to Rio Tinto work in 2016.
Geology	• The prospect is located on the Anketell Shelf of the Yeneena Basin, a Neoproterozoic sequence of metasedimentary rocks and granitoids that is entirely covered by Phanerozoic sediments (mostly Permian) that range from 50-100 m thick in the Winu and Ngapakarra areas. Drilling completed west of Winu for sterilisation purposes has encountered increasing thicknesses of the Permian sedimentary rocks. • The main lithologies intercepted by the current drilling at Winu and Ngapakarra include metasedimentary rocks (quartzites, metasandstones, metasiltstones and metapelites), unmetamorphosed sedimentary cover rocks (conglomerates, gritstones, arkoses and mudstones) and dolerite. Host rocks to copper-gold mineralisation are fine to medium-grained subarkosic metasandstones, biotite-rich metasiltstones, calcareous metasiltstones and quartzites. • The mineralisation at Ngapakarra is predominantly vein controlled native gold and chalcopyrite with associated pyrite, pyrrhotite, and bismuthinite. The main mineralisation event is associated with brecciated or fractured quartz-biotite-carbonate-sulphide veins with dominantly biotite, chlorite and/or carbonate-epidote wallrock alteration. • Primary sulphide mineralisation is overlain by a supergene blanket that rarely contains secondary copper minerals.
Drill hole information	(see drill table below) • Annexure 1 provides details of drill hole coordinates, orientations and length for all drill holes in this release.

Drill type	Number of holes	Total metres
RC	80	20,629
DD	4	1,917
Total	**84**	**22,546**

Page 20 of 25

Criteria	Commentary
Data aggregation methods	• The average grades tabulated in this report are all length-weighted averages above a 0.5 g/t Au cutoff. Minimum interval length is 10 m and maximum dilution allowed is 10 m.
Relationship between mineralisation widths and intercept lengths	• Insufficient data is available to confirm the geological model and as such all results are reported in apparent width; the true width is still unknown.
Diagrams	• Plans are included in the release as below: • Location map (Figure 1), Drill hole collar plan (Figure 5), Ngapakarra cross section (Figure 6).
Balanced reporting	• This is the first public release for drillholes surrounding the Winu deposit and the first public release for the Ngapakarra prospect. Drilling is ongoing and further updates will be released at an appropriate time. All relevant holes are reported. Some of these were drilled as sterilisation holes and were not anticipated to intersect mineralisation.
Other substantive exploration data	• Specific gravity measurements were taken on 20 cm lengths of solid core every 20 m, representing different lithologies and mineralised intervals. The measurement used the hydrostatic/gravimetric method (Archimedes Principle of buoyancy). • Hyperspectral and high-resolution core imagery is being collected using a CoreScan Hyperspectral Core Imager. Whole core is imaged prior to sample cutting, where possible. • Magnetic susceptibility was measured for each sample using KT-10 (kappameter) instrument. • Geophysical surveys were carried out over the area including airborne electromagnetics, ground gravity, induced polarisation/resistivity, passive seismic, and downhole density, gamma, conductivity, resistivity, induced polarisation, magnetic susceptibility, and optical and acoustic televiewer. • LiDAR imagery was acquired to help in better planning and reporting of the exploration programme.
Further work	• Rio Tinto will continue to evaluate and interpret the results from the 2020 work programme. • The results presented here indicate the mineralisation is not closed off by the drilling performed to date. • In addition to the ongoing work on the prospects surrounding the Winu deposit, Rio Tinto is conducting exploration within the broader Paterson Province on its wholly owned licences and joint venture licences during 2020.

Page 21 of 25

RioTinto

Annexure 1: Drill hole coordinates, orientations and depths

The data for the collars are provided in the Geocentric Datum of Australia (GDA94 zone 51)

Drill hole	Easting (mE)	Northing (mN)	Elevation (m RL)	Down hole depth (m)	Dip (deg)	Azimuth (deg)	Hole type	Hole status	Hole Purpose
MONT0001	371545	7707202	251	489.8	-60	0	Diamond	Complete	Exploration
MONT0002	371594	7706986	248	495.6	-60	40	Diamond	Complete	Exploration
MONT0003	371677	7707147	250	414.8	-70	40	Diamond	Complete	Exploration
MONT0004	371536	7707196	245	516.7	-60	40	Diamond	Complete	Exploration
WIDI0001	371817	7707078	250	240	-90	0	RC	Complete	Exploration
WIDI0008	371747	7707044	249	246	-90	0	RC	Complete	Exploration
WINU0497	371542	7707042	248	180	-70	40	RC	Complete	Exploration
WINU0498	371682	7707152	251	255	-70	40	RC	Complete	Exploration
WINU0499	371619	7707107	250	57	-70	40	RC	Abandoned	Exploration
WINU0500	371933	7707042	250	255	-70	40	RC	Complete	Exploration
WINU0501	371839	7706965	250	255	-70	40	RC	Complete	Exploration
WINU0502	372050	7706944	250	255	-70	40	RC	Complete	Exploration
WINU0503	371937	7706846	248	247	-70	40	RC	Complete	Exploration
WINU0504	371621	7707108	250	255	-70	40	RC	Complete	Exploration
WINU0521	370703	7707033	248	252	-85	265	RC	Complete	Sterilisation
WINU0522	372117	7707759	257	252	-85	265	RC	Complete	Sterilisation
WINU0523	372099	7707925	256	252	-85	265	RC	Complete	Sterilisation
WINU0524	371770	7708027	256	252	-85	265	RC	Complete	Sterilisation
WINU0525	369918	7708766	251	180	-85	265	RC	Complete	Sterilisation
WINU0526	370237	7708620	252	252	-85	265	RC	Complete	Sterilisation
WINU0527	370545	7708524	253	252	-85	265	RC	Complete	Sterilisation
WINU0528	370877	7708395	254	270	-85	265	RC	Complete	Sterilisation
WINU0529	371189	7708274	254	252	-85	300	RC	Complete	Sterilisation
WINU0530	371503	7708151	256	252	-85	265	RC	Complete	Sterilisation
WINU0538	370662	7707178	250	250	-85	265	RC	Complete	Sterilisation
WINU0539	371883	7706984	249	250	-85	265	RC	Complete	Exploration
WINU0540	371408	7707245	251	250	-85	265	RC	Complete	Exploration
WINU0541	371450	7707097	249	250	-85	265	RC	Complete	Exploration
WINU0542	371747	7706821	248	250	-85	265	RC	Complete	Exploration
WINU0543	372044	7706847	249	250	-85	265	RC	Complete	Exploration
WINU0544	371911	7706685	249	250	-85	265	RC	Complete	Exploration
WINU0545	372209	7706709	249	250	-85	265	RC	Complete	Exploration
WINU0546	372372	7706574	249	250	-85	265	RC	Complete	Exploration
WINU0547	372508	7706436	250	250	-85	265	RC	Complete	Exploration
WINU0548	372233	7706411	251	226	-85	265	RC	Complete	Exploration
WINU0549	372070	7706547	250	238	-85	265	RC	Complete	Exploration

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Drill hole	Easting (mE)	Northing (mN)	Elevation (m RL)	Down hole depth (m)	Dip (deg)	Azimuth (deg)	Hole type	Hole status	Hole Purpose
WINU0550	370034	7706621	254	304	-85	265	RC	Complete	Exploration
WINU0557	370963	7706878	247	250	-85	265	RC	Complete	Sterilisation
WINU0558	370975	7707055	248	250	-85	265	RC	Complete	Sterilisation
WINU0559	370837	7707197	249	250	-85	265	RC	Complete	Sterilisation
WINU0560	370961	7707179	249	250	-85	265	RC	Complete	Sterilisation
WINU0569	367276	7707533	258	252	-85	265	RC	Complete	Sterilisation
WINU0570	367468	7707475	258	252	-85	265	RC	Complete	Sterilisation
WINU0571	370511	7706451	253	304	-85	265	RC	Complete	Exploration
WINU0572	370310	7705968	259	250	-85	265	RC	Complete	Exploration
WINU0573	370156	7706079	258	304	-85	265	RC	Complete	Exploration
WINU0574	370293	7706240	257	196	-85	265	RC	Complete	Exploration
WINU0575	369843	7706201	255	312	-85	265	RC	Complete	Exploration
WINU0576	369981	7706364	255	250	-85	265	RC	Complete	Exploration
WINU0577	369994	7706217	256	250	-85	265	RC	Complete	Exploration
WINU0578	369506	7706615	253	250	-85	265	RC	Complete	Exploration
WINU0579	369667	7706487	253	250	-85	265	RC	Complete	Exploration
WINU0580	368882	7706871	250	250	-85	265	RC	Complete	Sterilisation
WINU0581	367658	7707415	260	252	-85	265	RC	Complete	Sterilisation
WINU0582	367848	7707353	250	252	-85	265	RC	Complete	Sterilisation
WINU0583	368038	7707293	250	252	-85	265	RC	Complete	Sterilisation
WINU0584	367053	7707054	250	354	-85	265	RC	Complete	Sterilisation
WINU0585	367244	7706994	250	252	-85	265	RC	Complete	Sterilisation
WINU0586	367434	7706934	250	318	-85	265	RC	Complete	Sterilisation
WINU0587	367625	7706874	250	360	-85	265	RC	Complete	Sterilisation
WINU0588	367816	7706814	250	354	-85	265	RC	Complete	Sterilisation
WINU0589	368007	7706753	250	438	-85	265	RC	Complete	Sterilisation
WINU0590	367080	7707594	250	444	-85	265	RC	Complete	Sterilisation
WINU0591	369068	7706437	253	250	-85	265	RC	Complete	Sterilisation
WINU0592	369194	7706748	250	250	-85	265	RC	Complete	Sterilisation
WINU0593	369044	7706735	250	250	-85	265	RC	Complete	Sterilisation
WINU0594	368908	7706572	250	250	-85	265	RC	Complete	Sterilisation
WINU0595	369369	7706462	250	250	-85	265	RC	Complete	Sterilisation
WINU0596	368746	7706709	250	250	-85	265	RC	Complete	Sterilisation
WINU0597	368583	7706845	250	250	-85	265	RC	Complete	Sterilisation
WINU0598	368447	7706683	250	250	-85	265	RC	Complete	Sterilisation
WINU0599	368421	7706981	250	250	-85	265	RC	Complete	Sterilisation
WINU0603	369919	7706209	250	255	-70	90	RC	Complete	Exploration
WINU0604	369912	7706284	250	279	-70	90	RC	Complete	Exploration
WINU0605	369905	7706358	250	250	-70	90	RC	Complete	Exploration

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Rio Tinto

Drill hole	Easting (mE)	Northing (mN)	Elevation (m RL)	Down hole depth (m)	Dip (deg)	Azimuth (deg)	Hole type	Hole status	Hole Purpose
WINU0606	369693	7706490	250	243	-70	90	RC	Complete	Exploration
WINU0609	370430	7707534	250	292	-85	265	RC	Complete	Exploration
WINU0611	370399	7707606	250	252	-85	265	RC	Complete	Exploration
WINU0612	370437	7707459	250	282	-85	265	RC	Complete	Exploration
WINU0621	370484	7706058	250	181	-85	265	RC	Complete	Exploration
WINU0622	370190	7706547	250	220	-85	265	RC	Complete	Exploration
WINU0623	369547	7706867	250	250	-70	85	RC	Complete	Exploration
WINU0629	369393	7706941	250	50	-70	85	RC	Abandoned	Exploration
WINU0641	367648	7708427	250	450	-85	85	RC	Complete	Sterilisation

Page 24 of 25

Contacts

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Illtud Harri
M +44 7920 503 600

David Outhwaite
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Media Relations, Americas
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Media Relations, Asia
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Media Relations, Australia
Jonathan Rose
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M +61 436 653 412

Investor Relations, United Kingdom
Menno Sanderse
T: +44 20 7781 1517
M: +44 7825 195 178

David Ovington
T +44 20 7781 2051
M +44 7920 010 978

Investor Relations, Australia
Natalie Worley
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M +61 409 210 462

Amar Jambaa
T +61 3 9283 3627
M +61 472 865 948

Group Company Secretary
Steve Allen

Rio Tinto plc
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London SW1Y 4AD
United Kingdom
T +44 20 7781 2000
Registered in England
No. 719885

Joint Company Secretary
Tim Paine

Rio Tinto Limited
Level 7, 360 Collins Street
Melbourne 3000
Australia
T +61 3 9283 3333
Registered in Australia
ABN 96 004 458 404

This announcement is authorised for release to the market by Rio Tinto's Group Company Secretary.

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